Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Investcorp Acquisition Corp. on Form S-1 of our report dated March 24, 2021, except for Note 1, Note 2, Note 7, Note 8 and Note 9, as to which the date is June 14, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Investcorp Acquisition Corp. as of March 12, 2021 and for the period from February 19, 2021 (inception) through March 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Boston, Massachusetts

June 14, 2021